OAK WOODS ACQUISITION CORPORATION

101 Roswell Drive

Nepean, Ontario K2J 0H5, Canada

April 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Oak Woods Acquisition Corporation — Application for Withdrawal of Registration Statement on Form S-4 (File No. 333-280240)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Oak Woods Acquisition Corporation, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of the Company’s Registration Statement on Form S-4 originally filed with the Commission on June 14, 2024 (the “Registration Statement”), together with all exhibits and amendments thereto.

The Registration Statement relates to the proposed business combination between the Company and Huajin (China) Holdings Limited. The Company has determined, after careful consideration, that it is no longer in the best interests of the Company and its shareholders to proceed with the proposed business combination and related transactions contemplated by the Registration Statement at this time.

Accordingly, the Company has determined not to pursue the transactions described in the Registration Statement and requests the withdrawal of the Registration Statement in its entirety.

The Registration Statement has not been declared effective by the Commission, and no securities have been sold or issued pursuant thereto. No proxy statement/prospectus contained in the Registration Statement has been distributed.

The Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company further requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use and offset against filing fees payable in connection with any future registration statement or other filing submitted by the Company.

The Company respectfully requests the Staff's confirmation of the withdrawal of the Registration Statement at its earliest convenience.

Very truly yours,

OAK WOODS ACQUISITION CORPORATION

By:	/s/ Lixin Zheng
Name:	Lixin Zheng
Title:	Chief Executive Officer

cc:	RAITI, PLLC
Warren A. Raiti, Esq.
Managing Attorney
1345 Avenue of the Americas
New York, New York 10105
T: 212-590-2328
E: wraiti@raitipllc.com